                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                               (Amendment No. 5)

                           PACIFIC SCIENTIFIC COMPANY
                ------------------------------------------------

                           (Name of Subject Company)

                             KOLLMORGEN CORPORATION
                               TORQUE CORPORATION
                      ------------------------------------

                                   (Bidders)

                    Common Stock, $1.00 par value per share
           (Including the Associated Preferred Stock Purchase Rights)
          ------------------------------------------------------------

                         (Title of Class of Securities)

                             694806 (Common Stock)
                      ------------------------------------

                     (CUSIP Number of Class of Securities)

                              James A. Eder, Esq.
                             KOLLMORGEN CORPORATION
                               1601 Trapelo Road
                          Waltham, Massachusetts 02154
                                 (781) 890-5655
    ------------------------------------------------------------------------

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                    and Communications on Behalf of Bidders)

                                    Copy to:

                          Creighton O'M. Condon, Esq.
                              Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                           Telephone: (212) 848-4000
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    This Amendment No. 5 to the Tender Offer Statement on Schedule 14D-1, as
previously amended (the "Schedule 14D-1") relates to the offer by Torque Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Kollmorgen Corporation, a New York corporation ("Parent"), to purchase 6,347,241 shares of common stock, par value $1.00 per share (the "Common Stock"), of Pacific Scientific Company, a California corporation (the "Company"), including the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") or such greater or lesser number of Shares that, together with the Shares owned by Parent and Purchaser, would constitute a majority of the outstanding Shares on a fully diluted basis (such number of Shares being the "Minimum Number"), at a price of $20.50 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated December 15, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"), copies of which were attached to the Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively. The Schedule 14D-1 was initially filed on December 15, 1997.

    Capitalized terms used but not otherwise defined herein have the respective meanings assigned to such terms in the Offer to Purchase.

ITEM 10. ADDITIONAL INFORMATION

    (b) On January 8, 1998, Parent and Purchaser delivered to the Company the written consents of the holders of the Company's Common Stock in an amount in excess of the 10% required to call a special meeting of Pacific Scientific's shareholders. Accordingly, the special meeting has been called for Friday, February 13, 1998.

    A press release issued by Parent with respect to the foregoing is filed as Exhibit (a)(16) to the Schedule 14D-1 and is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

Item 11 is hereby amended and supplemented by adding the following Exhibit:

    (a)(16)      Press Release issued by Parent on January 8, 1998.

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                                 EXHIBIT INDEX

EXHIBIT
NO.                                                          DESCRIPTION
---------------  ---------------------------------------------------------------------------------------------------

*(a)(1)          Form of Offer to Purchase dated December 15, 1997.

*(a)(2)          Form of Letter of Transmittal.

*(a)(3)          Form of Notice of Guaranteed Delivery.

*(a)(4)          Form of Letter from Salomon Smith Barney to Brokers, Dealers, Commercial Banks, Trust Companies and
                 Other Nominees.

*(a)(5)          Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to
                 Clients.

*(a)(6)          Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*(a)(7)          Summary Advertisement as published in The Wall Street Journal on December 15, 1997.

*(a)(8)          Press Release issued by Parent on December 15, 1997.

*(a)(9)          Definitive Consent Solicitation Statement/Prospectus filed with the Commission on December 15,
                 1997.

*(a)(10)         Form of Consent.

*(a)(11)         Parent Letter to Company Shareholders dated December 15, 1997.

*(a)(12)         Form of Press Release dated December 15, 1997, relating to the record date for action by consent of
                 Pacific Scientific Shareholders.

*(a)(13)         Press Release issued by Parent on December 22, 1997.

*(a)(14)         Press Release issued by Parent on December 29, 1997.

*(a)(15)         Press Release issued by Parent on December 31, 1997.

 (a)(16)         Press Release issued by Parent on January 8, 1998.

*(b)(1)          Commitment Letter among Salomon Brothers Inc, Salomon Brothers Holding Company Inc and Parent,
                 dated December 9, 1997.

*(c)             Not applicable.

*(d)             Not applicable.

*(e)             Not applicable.

*(f)             None.

*(g)(1)          Complaint seeking Declaratory and Injunctive Relief filed in the United States District Court for the Central District of California on December 15, 1997.

------------------------

* Previously filed.

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 1998

                                TORQUE CORPORATION

                                BY:  /S/ JAMES A. EDER
                                     -----------------------------------------
                                     Name: James A. Eder
                                     Title:  Vice President

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 1998          KOLLMORGEN CORPORATION

                                By:  /s/ JAMES A. EDER
                                     -----------------------------------------
                                     Name: James A. Eder
                                     Title:  Vice President

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